SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                        Imaging Technologies Corporation
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                              --------------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N.W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                      -----------------------------------
                      (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                                January 19, 1999
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                               Page 1 of 5 Pages

CUSIP No. 45244U-104


1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      American Industries, Inc.
      IRS Identification Number:  93-0331722


2.    Check the appropriate box if a member of a group                   (a) / /
                                                                         (b) / /


3.    SEC USE ONLY


4.    Source of Funds

      WC, OO


5.    Check  box  if  disclosure of legal  proceedings  is required  pursuant to
      Items 2(d) or 2(e)                                                     / /


6.    Citizenship or place of organization

      Oregon


7.    Sole Voting Power

      590,000*


8.    Shared Voting Power

      -0-









---------------------------
* Does not include 150,000 shares underlying a warrant to be dated November 13, 1998 which warrant has not yet been received by American Industries, Inc. Does include 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998.

                                                               Page 2 of 5 Pages

9.    Sole Dispositive Power

      590,000*

10.   Shared Dispositive Power

      -0-

11.   Aggregate amount beneficially owned by each reporting person

      590,000*


12.   Check box if the aggregate amount in row (11) excludes certain shares  / /


13.   Percent of class represented by amount in row (11)

      4.62% percent*


14.   Type of Reporting Person

      CO























---------------------------
* Does not include 150,000 shares underlying a warrant to be dated November 13, 1998 which warrant has not yet been received by American Industries, Inc. Does include 190,000 shares that may be acquired by a warrant issued to American Industries, Inc., dated September 17, 1998.

                                                               Page 3 of 5 Pages

This Amendment No. 5 to the Schedule 13D dated July 21 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated September 21, 1998, as amended by Amendment No. 2 dated October 9, 1998, as amended by Amendment No. 3 dated October 9, 1998, as amended by Amendment No. 4 dated December 4, 1998, is being filed to amend Items 3, 5 and 6 as follows:

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds and Other Consideration
----------------------------------------------------------

     The funds used by American to purchase the shares held by it were provided from the working capital of American, funds advanced through a margin account with Black & Company, Inc., One S.W. Columbia Street, Portland, Oregon 97258, and from advances under a working capital line of credit with U.S. Bank (NA), 111 S.W. Fifth Avenue, Portland, Oregon 97204 in the ordinary course of business. As of the date of this report, funds invested in the subject security by American, not including funds loaned to the issuer, aggregated $3,206,464.27.

Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interests in Securities of Issuer
------------------------------------------

     Since the filing of Amendment No. 4 to the Original Schedule 13D, American has sold 500,000 shares of the issuer's Common Stock in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:


DATE      NUMBER OF SHARES             PRICE PER SHARE       AGGREGATE PRICE
----      ----------------             ---------------       ---------------

01/15/99      4,000                         $1.1375             $4,550.00

01/19/99    196,000                         $1.472            $288,492.80

01/20/99     72,000                         $1.427            $204,149.00

01/21/99     28,000                         $1.22              $34,160.00

01/22/99     50,000                         $1.20              $60,000.00

01/25/99     29,200                         $1.24              $36,208.00

01/26/99    120,800                         $1.5346           $185,379.60
                                                              -----------

                                            TOTAL             $812,939.40
                                                              ===========

     As a result of such dispositions, American holds an aggregate of 590,000 shares of the issuer's Common Stock, representing approximately 4.62% of the issuer's outstanding Common Stock, acquired for an aggregate consideration of

                                                               Page 4 of 5 Pages

$3,206,464.27. Of such shares, 190,000 shares may be acquired pursuant to the exercise of a warrant, dated September 17, 1998, held in the name of American Industries, Inc., at $2.025 per share, as adjusted from time to time pursuant to
Section 4 of a Common Stock Purchase Warrant dated September 17, 1998. American holds all such shares, other than the shares which may be acquired in the future pursuant to the exercise of the warrant, with sole voting power and sole dispositive power.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

     American is currently negotiating with the issuer to restructure some or all of the issuer's subordinated debt held by American. If such negotiations are successful, they may result in the issuance of additional shares of Common Stock or other securities convertible into Common Stock.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 27, 1999            AMERICAN INDUSTRIES, INC.



                                    By: /s/ Howard H. Hedinger
                                        ----------------------------------------
                                        Howard H. Hedinger, Chairman





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